NEWS RELEASE

For immediate release

May 7, 2007

CanWest agrees to sell its stake in

CanWest MediaWorks (NZ) Limited

Expects gross proceeds of approximately NZ$386 million (C$314 million)

Winnipeg, Canada – CanWest Global Communications Corp. announced today that its subsidiary, CanWest MediaWorks Ireland Holdings (CMIH), had entered into a lock up agreement with HT Media Limited, a wholly owned subsidiary of certain funds managed or advised by Ironbridge Capital Pty Limited, an Australian private equity firm, to sell all of the shares of CanWest MediaWorks (NZ) Limited (MWL) that it holds for a cash price of NZ$2.43 per share. This represents an enterprise value of NZ$727 million and a 49% premium to the closing trading price (NZ$1.63) of the MWL shares on October 20, 2006, the day prior to the announcement of CanWest’s decision to reconsider its ownership in MWL.

Entry into the lock-up agreement and the per share price were the result of a competitive process conducted by CanWest and its advisors over recent months. CMIH expects to receive aggregate gross proceeds of approximately NZ$386 million (approximately C$314 million at current foreign currency exchange rates) for the 158.6 million ordinary shares that it owns in MWL. Pursuant to the lock up agreement, HT Media Limited has agreed to make a take over offer for all of the ordinary shares and outstanding options of MWL. The take over offer notice is expected to be delivered to MWL within 7 days, and the offer will be made within 30 days after delivery of the notice. CMIH has agreed to accept the offer and will tender all of its MWL shares to the offer. The takeover offer will be subject to a minimum acceptance condition of 50% and the approval of the proposed acquisition by New Zealand’s Overseas Investment Office. CMIH holds approximately 70% of MWL’s issued shares and its acceptance of the offer will fulfil the minimum acceptance condition.

“We are extremely pleased with the agreement that we have reached for the sale of MWL,” said Tom Strike, President of CanWest MediaWorks International. “For the last 15 years, we’ve had the privilege of owning and operating what we believe are New Zealand’s premier media brands – taking TV3 from the brink of bankruptcy in 1992 to MWL’s success today. We wish to thank MWL’s management and staff for their efforts in creating a large and important force in New Zealand media.”

“We have every confidence that MWL will continue as New Zealand’s pre-eminent media company under its new owner,” he continued.

Leonard Asper, CanWest’s President and Chief Executive Officer, said “For CanWest, this transaction allows us to further our objective of reducing debt and redeploying capital consistent with our corporate strategy. By all financial and other measures, MWL has been an outstanding investment for the Company over the last 15 years.”

Citigroup Global Markets Australia Pty Limited acted as financial advisor and Russell McVeagh acted as legal advisor to CMIH on the transaction.

This news release contains certain comments or forward-looking statements that are based largely upon the Company’s current expectations and are subject to certain risks, trends and uncertainties. These factors could cause actual future performance to vary materially from current expectations.

CanWest Global Communications Corp. (www.canwestglobal.com), an international media company listed on the TSX (trading symbols: CGS and CGS.A) and NYSE (trading symbol: CWG), is Canada’s largest media company. CanWest is Canada’s largest publisher of daily newspapers, and owns, operates and/or holds substantial interests in free-to-air and subscription-based television networks, out-of-home advertising, web sites, and radio stations and networks in Canada, New Zealand, Australia, Singapore, Turkey, the United Kingdom and the United States.

For further information contact:

Deb Hutton, SVP, Corporate Communications

CanWest Global Communications Corp.

(416) 383-2442

dhutton@canwest.com

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